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ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

October 2, 2017

Mr. Dominic Minore
Division of Investment Management
Securities and Exchange Commission
Washington, D.C. 20549

Re:	RiverNorth Opportunities Fund, Inc. File Nos. 333-220156; 811-22472

Dear Mr. Minore:

We are writing in response to telephonic comments provided on September 22, 2017 with respect to a registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on August 24, 2017 on behalf of RiverNorth Opportunities Fund, Inc. (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1. In the fee table, please revise the line item titled “Expenses Borne by Common Stockholders of the Fund” to state “Offering Expenses Borne by Common Stockholders of the Fund.”

Response 1. The disclosure has been revised accordingly.

Comment 2. Footnote 3 to the fee table states that the Fund’s management fee represents 1.18% of net assets, but the management fee line item indicates that the management fee is 1.15%. Please explain supplementally or revise the disclosure.

Response 2. The disclosure has been revised accordingly.

Comment 3. Please confirm the amount of Acquired Fund Fees and Expenses (“AFFE”) noted in the fee table, assuming the use of leverage. The Staff would expect the AFFE in the fee table assuming the use of leverage to be higher than the fee table assuming no leverage, as the Fund invests primarily in closed-end funds and exchange-traded funds.

Mr. Dominic Minore October 2, 2017 Page 2

Response 3. The disclosure has been revised accordingly.

Comment 4. Footnote 8 to the fee table appears to apply to both “Other Expenses” and “Dividend and Interest Expense on Short Sales.” Please revise the disclosure to include this footnote for each of these line items in both the fee table assuming no leverage and the fee table assuming the use of leverage.

Response 4. The disclosure has been revised accordingly.

Comment 5. On the cover page, in the first bulleted paragraph, to the extent that the Fund intends to offer the secondary over-subscription offer, please include risk disclosure to address the further dilution experienced in the event of the full exercise of the secondary over-subscription offer.

Response 5. The disclosure has been revised accordingly.

Comment 6. Please ensure that all shares that can be exercised in the offering are registered. Please disclose the additional offering expenses relating to the secondary over‑subscription offer in the fee tables and the pricing table.

Response 6. The Registrant confirms that all shares to be exercised in the offering have been registered. The disclosure has been revised to reflect the additional offering expenses relating to the secondary over-subscription offer in the fee tables and the pricing table.

Comment 7. The second bulleted paragraph on the cover page states that shareholders “will experience an immediate dilution of the aggregate NAV” if they do not participate in the offering. Please revise this sentence to state that shareholders will experience an immediate substantial dilution.

Response 7. The disclosure has been revised accordingly.

Comment 8. The third bulleted paragraph on the cover page currently states that shareholders “will indirectly bear the expenses of the Offer.” Please revise this disclosure to state that these expenses will be borne by all participating and nonparticipating shareholders.

Response 8. The disclosure has been revised accordingly.

Mr. Dominic Minore October 2, 2017 Page 3

Comment 9. In the fourth bulleted paragraph on the cover page, please disclose an estimate of the reduction in the Fund’s NAV assuming the full primary subscription and secondary over-subscription offer are exercised.

Response 9. The disclosure has been revised accordingly.

Comment 10. Please provide supplementally the Fund’s consideration of the maximum additional dilution that could occur as a result of the full exercise of the secondary over-subscription offer.

Response 10. The Fund’s Board of Directors (the “Board”) met on August 22, 2017 and September 25, 2017 to consider the terms of the rights offering (the “Offer”), including the factors required by Release No. IC-9932, as modified and superseded by Association of Publicly Traded Investment Funds, SEC No-Action Letter (Aug. 2, 1985) and SEC “Dear Registrant” Letter (Feb. 11, 1993). The Board took into consideration presentations by the Fund’s investment adviser and subadviser designed to demonstrate that: (i) the Offer was designed to fully protect shareholders preemptive rights and to be nondiscriminatory; (ii) management would use its best efforts to ensure an adequate trading market for shareholders who do not exercise their Rights by requesting that the Rights trade on the New York Stock Exchange and by retaining a subscription agent for the Offer (the “Subscription Agent”) and an information agent for the Offer (the “Information Agent”); and (iii) the ratio of the Offer does not exceed one new share for each three Rights.

The Board determined in good faith that (i) the Offer could reasonably be expected to result in a net benefit to existing shareholders, including those who do not choose to exercise their Rights; and (ii) that the Offer was in the best interests of the Fund and its shareholders.

The Board has also considered that additional dilution would occur as a result of the full exercise of the secondary over-subscription offer. The Board will meet at the end of the subscription period to consider whether to authorize the secondary over-subscription offer. The Board will consider the terms and additional dilution relating to the secondary over-subscription offer in light of the SEC guidance discussed above in deciding whether to authorize the secondary over-subscription offer at that time.

Comment 11. On the cover page, please revise the disclosure to state that “if Common Stockholders do not participate in the secondary over-subscription offer (if any), their percentage ownership will be diluted.”

Response 11. The disclosure has been revised accordingly.

Mr. Dominic Minore October 2, 2017 Page 4

Comment 12. Please confirm supplementally whether the Fund will invest in any entities that are excluded from the definition of “investment company” under the 1940 Act solely by Sections 3(c)(1) or 3(c)(7) of the 1940 Act. If so, please disclose that the Fund will limit its total investment in such entities to no more than 15% of its net assets.

Response 12. The Fund will not invest in entities that are excluded from the definition of “investment company” under the 1940 Act solely by Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Comment 13. On page 9, please revise the disclosure to highlight the impact of a distribution consisting of return of capital (e.g., adverse tax consequences).

Response 13. The disclosure has been revised accordingly.

Comment 14. On page 9, the disclosure currently states that “[i]nvestors should not make any conclusions about the Fund’s investment performance from the amount of the Fund’s distributions or from the terms of the Fund’s Managed Distribution Plan.” Please revise the disclosure to explain why this is the case.

Response 14. The disclosure has been revised accordingly.

Comment 15. Please revise the dilution table on page 39 to reflect the information currently disclosed in footnote 4.

Response 15. The disclosure has been revised accordingly.

Comment 16. Please file powers of attorney containing specific authority with respect to this N-2 and any amendments thereto.

Response 16. The powers of attorney are filed as exhibits to the pre-effective amendment.

Comment 17. Section 6(a) of the Securities Act requires the Registrant’s registration statement to be signed by its comptroller or principal accounting officer. Please confirm that a signatory is signing in this capacity and modify the signatory’s title accordingly.

Response 17. The signature page has been revised accordingly.

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Mr. Dominic Minore October 2, 2017 Page 5

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/Allison M. Fumai
Allison M. Fumai